Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS RIDGEWOOD US HYDRO CORPORATION December 31, 2003

C O N T E N T S

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
    Ridgewood US Hydro Corporation

We have audited the accompanying consolidated balance sheet of Ridgewood US Hydro Corporation (a Maryland corporation) as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood US Hydro Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP
Edison, New Jersey
July 12, 2007

Ridgewood US Hydro Corporation

CONSOLIDATED BALANCE SHEET

December 31, 2003

ASSETS

Current assets
Cash and cash equivalents	$52,508
Accounts receivable	577,834
Notes receivable	3,800,000
Due from affiliates	3,601,394
Deferred income taxes - current portion	1,380,031
Prepaid and other current assets	138,435

Total current assets	9,550,202

Property, plant and equipment, net	1,378,010
Intangible assets, net	10,442,176
Goodwill	227,365

Total assets	$21,597,753

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	$84,432
Long-term debt - current portion	4,312,723
Due to affiliates	335,529

Total current liabilities	4,732,684

Long-term debt - noncurrent portion	1,337,277
Deferred rent	134,720
Deferred income tax liability, net	3,582,739

Total liabilities	9,787,420

Commitments and contingencies

Stockholders’ equity
Common stock, no par value; 1,000 shares authorized and
100 shares issued and outstanding	20,257,307
Accumulated deficit	(8,446,974)

Total stockholders’ equity	11,810,333

Total liabilities and stockholders’ equity	$21,597,753

The accompanying notes are an integral part of this statement.

Ridgewood US Hydro Corporation

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2003

Power generation revenue	$5,844,921

Cost of revenues	3,402,589

Gross profit	2,442,332

Operating expenses
General and administrative expenses	1,140,792
Write-down of notes receivable	3,410,922
Write-down of equipment	29,616
Impairment of goodwill	6,432,924
Impairment of property, plant and equipment	188,653
Impairment of intangible assets	1,917,560

Total operating expenses	13,120,467

Loss from operations	(10,678,135)

Other income (expense)
Interest income	53,064
Interest expense	(204,173)

Other expense, net	(151,109)

Net loss before income tax benefit	(10,829,244)

Income tax benefit	(2,509,022)

Net loss	$(8,320,222)

The accompanying notes are an integral part of this statement.

Ridgewood US Hydro Corporation

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

Year ended December 31, 2003

			Total
	Paid-in	Accumulated	stockholders’
	capital	deficit	equity

Stockholders’ equity, January 1, 2003	$20,257,307	$(126,752)	$20,130,555

Net loss	-	(8,320,222)	(8,320,222)

Stockholders’ equity, December 31, 2003	$20,257,307	$(8,446,974)	$11,810,333

The accompanying notes are an integral part of this statement.

Ridgewood US Hydro Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2003

Cash flows from operating activities
Net loss	$(8,320,222)
Adjustments to reconcile net loss to net cash provided by
operating activities
Depreciation and amortization	2,049,382
Write-down of notes receivable	3,410,922
Write-down of equipment	29,616
Impairment of goodwill	6,432,924
Impairment of property, plant and equipment	188,653
Impairment of intangible assets	1,917,560
Deferred income taxes, net	(2,772,956)
Deferred rent	134,720
Changes in operating assets and liabilities
Accounts receivable	48,598
Prepaid and other current assets	(25,798)
Accounts payable and accrued expenses	(540,961)
Due from/to affiliates, net	(1,260,720)

Total adjustments	9,611,940

Net cash provided by operating activities	1,291,718

Cash flows from financing activities
Proceeds from note receivable	200,000
Repayments of long-term debt	(1,450,000)

Net cash used in financing activities	(1,250,000)

Net increase in cash and cash equivalents	41,718

Cash and cash equivalents, beginning of year	10,790

Cash and cash equivalents, end of year	$52,508

Supplemental disclosures of cash flow information:
Cash paid during the year for
Interest	$202,910
Income tax	$263,834

The accompanying notes are an integral part of this statement.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

NOTE A - DESCRIPTION OF BUSINESS

Ridgewood US Hydro Corporation (the “Company”), a Maryland corporation, owns and operates eight hydroelectric generating plants located in California, Virginia, Rhode Island and New York (the “US Hydro Projects”).  As of December 31, 2003, all of the US Hydro Projects sold their electric output to local utilities pursuant to power contracts.

On November 22, 2002, upon completion of the acquisition of the Company (formerly Synergics Inc.), Ridgewood Power Growth Fund (“Growth Fund”) and Ridgewood Electric Power Trust V (“Trust V”), entities with a common Managing Shareholder, Ridgewood Renewable Power LLC (“RRP”), owned 70.8% and 29.2% of the Company, respectively.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All material intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements include the accounts of Ridgewood Maryland, LLC, a related entity, whose only asset is a long-term note receivable from the Company.  This note is reflected as part of paid-in capital.

2.    Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including bad debts, recoverable value of property, plant and equipment and recordable liabilities for litigation and other contingencies. The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE B (continued)

3.    Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities when purchased of three months or less, as cash and cash equivalents.

4.    Accounts Receivables

Accounts receivables are recorded at invoice price in the period in which the related revenues are earned and do not bear interest.  No allowance for bad debt expense was provided based upon historical write-off experience, evaluation of customer credit condition and the general economic status of the customers.

5.    Revenue Recognition

Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available.  Final billings did not vary significantly from estimates.

6.    Impairment of Goodwill, Intangibles and Long-Lived Assets

The Company evaluates intangible assets and long-lived assets, such as property, plant and equipment, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the estimated fair value of the asset, which is based on the estimated future cash flows discounted at the estimated cost of capital.

The Company evaluates goodwill, and intangible assets with indefinite useful lives, under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.”  Under SFAS No. 142, goodwill and intangible assets with indefinite lives are subject to annual impairment tests through a comparison of fair value to carrying value.  The two-step approach to assess a reporting unit’s goodwill impairment requires that the Company first compare the estimated fair value of a reporting unit which has been assigned to goodwill to the carrying amount of the unit’s assets and liabilities, including its goodwill.  If the fair value of the reporting unit is below its carrying amount, then the second step of the impairment test is performed, in which the current fair value of the unit’s assets and liabilities is used to determine the current implied fair value of the unit’s goodwill.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE B (continued)

7.    Property, Plant and Equipment

Property, plant and equipment, consisting of land and hydroelectric generation facilities (“HEGFs”), are stated at cost.  Renewals and betterments that increase the useful lives of the assets are capitalized.  Repair and maintenance expenditures are expensed as incurred.

The Company uses the straight-line method to depreciate the HEGFs over 30 years, the estimated useful life of the assets.

8.    Significant Customers

During 2003, the Company’s two largest customers accounted for 50.4% and 30.1% of total revenue.

9.    Income Taxes

The Company, for Federal income tax purposes, files on a consolidated basis using the accrual method of accounting on a calendar year basis. For state income tax purposes, the Company generally files on an individual entity basis.  The Company uses the liability method in accounting for income taxes.  Deferred income taxes reflect, where required, the net tax effect of temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for tax purposes.

 10.     New Accounting Standards and Disclosures

FIN 45

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others.”  FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued.  It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002.  The Company adopted FIN 45 during the fourth quarter of 2002 with no material impact to the consolidated financial statements.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE B (continued)

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.”  SFAS No. 154 replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.”  This statement changes the requirements for the accounting for, and reporting of, a change in accounting principle and applies to all voluntary changes in accounting principle, as well as changes pursuant to accounting pronouncements that do not include transition rules.   Under SFAS No. 154, changes in accounting principle must be applied retrospectively to prior periods’ financial statements, or the earliest practicable date, as the required method for reporting a change in accounting principle.  The Company adopted SFAS No. 154 effective December 15, 2005, with no material impact on the consolidated financial statements.

NOTE C - NOTES RECEIVABLE

On October 19, 1988, the Company entered into an agreement for services with the Truckee-Carson Irrigation District (the “TCID”).  Under the terms of the agreement with the TCID, the Company provided funding and development services to the TCID for the purpose of developing electricity- generating capacity at the Lahontan Dam in exchange for a series of payment obligations of the TCID in the form of notes receivable (the “Notes Receivable”).  At the time of the acquisition of the Company by the Growth Fund and Trust V (see Note A), the Company valued the obligations under the Notes Receivable at $7,410,922.  During 2003, the Company received principal payments on the Notes Receivable of $200,000.

During the three-month period ended March 31, 2003, the Company undertook to renegotiate the TCID payment obligations.  The result of the renegotiation was a settlement between the parties under which the TCID would make a $4,000,000 cash payment to the Company in satisfaction of its obligations to the Company under the Notes Receivable and the Company released the TCID from any other obligations.  The Company and TCID entered into a Termination and Release Agreement on March 31, 2004, at which time the TCID termination payment was made.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE C (continued)

Based on the $4,000,000 expected amount of the settlement, the Company recorded a write-down of $3,410,992 in 2003 and recorded the expected amount of the settlement as a short-term Note Receivable.

NOTE D - IMPAIRMENT OF GOODWILL, INTANGIBLES AND
LONG-LIVED ASSETS

As part of the US Hydro purchase agreement, the Growth Fund and Trust V had the option of treating the acquisition of the Synergics stock as an acquisition of assets in accordance with Internal Revenue Code (“IRC”) Section 338 (h)(10).  During the third quarter of 2003, the Growth Fund and Trust V chose not to exercise the IRC Section 338 (h)(10) election it had originally intended to make at the time of the acquisition of the US Hydro Projects.  As a result of not exercising the IRC Section 338 (h)(10) election, the Company reversed the $1.1 million contingent tax obligation (along with other purchase price adjustments) it had recorded in anticipation of making such an election.  Also as a result of not making the election, the Growth Fund and Trust V recorded a net deferred tax liability of approximately $5.0 million with a corresponding increase to goodwill to reflect the temporary differences between the financial reporting basis and the income tax basis of the assets acquired.

The Company then performed an interim impairment test in the third quarter of 2003 and, based on the results of this test, the Company recorded a goodwill impairment expense of $6,432,924 during the quarter ended September 30, 2003.

The Company also performed an annual impairment test for property, plant and equipment and amortized intangibles and noted a decrease in the estimated future undiscounted cash flow of certain US Hydro projects.  Based on the results of the test, the Company recorded an impairment expense of $188,653 and $1,917,560 for property, plant and equipment and amortized intangibles, respectively, for the year ended December 31, 2003.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE E - PROPERTY, PLANT AND EQUIPMENT

For the year ended December 31, 2003, property, plant and equipment at cost and accumulated depreciation were:

Land	$193,379
HEGF	1,226,546

1,419,925
Less: Accumulated depreciation	(41,915)

$1,378,010

For the year ended December 31, 2003, the Company recorded depreciation expense of $38,691, which is included in cost of revenues.

NOTE F - INTANGIBLE ASSETS

For the year ended December 31, 2003, the gross and net amounts of intangible assets were:

Amortized intangibles
Electric power sales contracts - gross	$12,254,775
Water rights – gross	365,649

12,620,424
Less accumulated amortization	(2,178,248)

Electric power sales contracts - net	$10,442,176

Unamortized intangibles
Goodwill	$227,365

Each electric power sales contract is amortized over the duration of the contract (from 4 to 22 years) and water rights are amortized over a period of 35 years on a straight-line basis.  During the year ended December 31, 2003, amortization expense totaled $2,010,691, which is included in cost of revenues.  The Company expects to record amortization expense during the next five years as follows:

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE F (continued)

Year ended
December 31,

2004	$1,674,167
2005	1,564,002
2006	1,273,054
2007	1,176,306
2008	1,123,409

NOTE G - LONG-TERM DEBT

Of the Company’s original eight HEGFs, six were financed by a single term loan. The borrower under the term loan is an intermediate, wholly-owned subsidiary of the Company whose only assets are the HEGFs that were financed.  The Company has a choice of variable or fixed interest rates on the term loan. Variable rate is LIBOR (1.16% at December 31, 2003) plus 1.75% or the Lenders Corporate Base Rate (as defined).  At the Company’s option, a fixed interest rate can be selected, payable on any portion of the debt in excess of $1,000,000, for any period of time from two to seven years.  Such fixed rate shall be based on the U.S. Treasury note rate at the date of election plus 2.75%. The variable rate of 2.91% was the effective interest rate at December 31, 2003. This credit facility is collateralized by the assets of the HEGFs financed including, where appropriate, the interest in HEGFs held in the form of notes receivable (See Note C). The Company was in compliance with all material provisions of the term loan.

As additional compensation to the lender, the Company is required to pay an additional amount equal to 10% of the cash flow, as defined, of the financed projects plus 10% of any net proceeds, as defined, from the sale or refinancing of any of the financed projects.  The Company is also required to make an additional annual payment of 50% of excess cash flow, as defined.  No additional payments were required for the year ended December 31, 2003.

The following is a summary of term loan payable as of December 31, 2003:

Term loan payable	$5,650,000
Less current portion	(4,312,723)

Total long-term portion	$1,337,277

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE G (continued)

Remaining scheduled repayments of term loan payable as of December 31, 2003 are as follows:

Year ended December 31,

2004	$4,312,723
2005	472,451
2006	432,413
2007	432,413

$5,650,000

The current portion of the payment obligations listed above includes the prepayment obligation arising from the settlement of the Company’s interest in the Lahontan project.

NOTE H - LEASE COMMITMENTS

The HEGF at Union Falls has leased the site at its facility under a noncancellable long-term lease which terminates in 2024. Rent expense at this site for the year ended December 31, 2003 was $160,000.  The HEGF of the Company at the Box Canyon dam in Siskiyou County, California is owned subject to a ground lease which the Company treats for financial reporting purposes as an operating lease.  The lease terminates on December 31, 2010, at which time the Company is obligated to transfer the HEGF at the site to the Siskiyou County Flood Control and Water Conservation District.  The lease payment for Box Canyon for the year ended December 31, 2003 was $500,000.

Future minimum lease payments are as follows:

Year ended December 31,

2004	$670,000
2005	685,000
2006	695,000
2007	700,000
2008	710,000
Thereafter	6,216,477

$9,676,477

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE H (continued)

The Company has certain other leases that require payments based upon a percentage of the annual gross revenue of the respective hydroelectric plants less any taxes or other fees paid to the lessors.  There are no minimum rents required and these commitments are not included in the amounts presented above.  Rent expense for these hydroelectric plants for the year ended December 31, 2003 was $6,982.

NOTE I - RELATED PARTY TRANSACTIONS

Under an Operating Agreement with Growth Fund and Trust V (collectively, the “Trusts”), Ridgewood Power Management LLC (“Ridgewood Management”), an entity related to the managing shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Company.  Ridgewood Management charges the Company at its cost for these services and for the allocable amount of certain overhead items.  Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management.  During the year ended December 31, 2003, Ridgewood Management charged the Company $432,070 for overhead items allocated in proportion to the amount invested in projects managed.  Ridgewood Management also charged the Company for all of the remaining direct operating and nonoperating expenses incurred during the periods. Additionally, the Company records noninterest-bearing advances from and due to other affiliates in the ordinary course of business.  At December 31, 2003, the Company had the following outstanding payables and receivables, with the following affiliates:

	Due from	Due to

RPM	$251,351	$-
Growth Fund	2,149,993	-
Trust V	1,200,050	-
Ridgewood Electric Power Trust IV	-	71,000
Other Affiliates	-	264,529

	$3,601,394	$335,529

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2003, the carrying value of the Company’s cash and cash equivalents, trade and notes receivable, accounts payable and accrued expenses, loans payable and due to/from affiliates approximates their fair value.  The fair value of the long-term debt, calculated using current rates for loans with similar maturities, does not differ materially from its carrying value.

NOTE K - INCOME TAXES

The provision for income taxes at December 31, 2003 consists of:

Current
State	$263,834

Deferred
State	(191,533)
Federal	(2,581,323)

Income tax benefit	$(2,509,022)

Components of the Company’s deferred income tax assets and liabilities as of December 31, 2003 are as follows:

Deferred tax asset
NOL carryforward - noncurrent	$24,458
Notes receivable - current	1,380,031

1,404,489
Deferred tax liabilities
Depreciation - noncurrent	(3,607,197)

Net deferred tax liabilities	$(2,202,708)

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE K (continued)

The Company’s effective tax rate differs from the statutory Federal income tax rate for the year ended December 31, 2003 as follows:

2003

U.S. Federal income taxes at the statutory rate	34%

Impairment of goodwill	(20)

MD interest income, tax effect at partner level	9

Company’s effective tax rate	23%

At December 31, 2003, the Company had a Federal net operating loss carryforward (tax effected) for Federal purposes of $24,458 expiring in 2023.  The realization of this Federal net operating loss is expected to be utilized; accordingly, no valuation allowance has been recorded.

NOTE L - CONTINGENCIES

The Company is subject to legal proceedings involving ordinary and routine claims related to its business.  The ultimate legal and financial ability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements.  Estimates for losses from litigation are disclosed if considered reasonably possible and accrued if considered probable after consultation with outside counsel.  If estimates of potential losses increase or the related facts and circumstances change in the future, the Company may be required to record additional litigation expense.

NOTE M - SUBSEQUENT EVENTS

In the fourth quarter of 2004, the Company’s Blackstone Project (“Blackstone”) and New England Power (“NEP”) agreed to terminate their 1989 power purchase agreement. As per the terms of the Termination and Release Agreement, Blackstone now has the right to sell its production of electricity to any party it chooses.  In addition, beginning January 2005, NEP began paying Blackstone $16,000 per month and will do so through February 2010.  In addition, NEP has agreed to make a lump-sum payment of $1,000,000 to Blackstone on February 15, 2010.  These payments are being made to compensate Blackstone for the cancellation of the fifteen years remaining on the original agreement.  As a result of the new agreement, the Company recorded a net gain of $380,325 in the consolidated statement of operations in 2004, reflecting an impairment to electric power sales contracts of $1,261,684 to write down the carrying value of the preexisting power purchase agreement to zero and to recognize a long-term receivable of $1,642,009, representing the present value of payments to be received.

Ridgewood US Hydro Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE M (continued)

As discussed in Note C, during the first quarter of 2004, TCID purchased the interests of the Company in the Lahontan project for $4,000,000.  Pursuant to the term loan agreement, the Company paid the proceeds from the sale to its lender on March 31, 2004.